EXHIBIT 12 (B)
NEVADA POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
Amounts in 000’s	2006	2005	2004	2003	2002
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$224,540	$132,734	$104,312	$19,277	$(235,070)
Income Taxes	117,510	63,995	56,572	(614)	(131,784)

Income (Loss) From Continuing Operations before Income Taxes	342,050	196,729	160,884	18,663	(366,854)

Fixed Charges	190,333	159,776	145,055	195,342	137,968
Capitalized Interest	(11,614)	(23,187)	(5,738)	(2,700)	(3,412)

Total	$520,769	$333,318	$300,201	$211,305	$(232,298)

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$190,333	$159,776	$145,055	$195,342	$137,968

Total	$190,333	$159,776	$145,055	$195,342	$137,968

RATIO OF EARNINGS TO FIXED CHARGES	2.74	2.09	2.07	1.08

DEFICIENCY	$—	$—	$—	$—	$370,266
     For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt, allowance for borrowed funds used during construction (AFUDC) and capitalized interest, and the portion of rental expense deemed to be attributable to interest. “Earnings” represents pre-tax income (or loss) from continuing operations before fixed charges and capitalized interest.